pSivida

16 March 2006

BY FACSIMILE: 9221 2020

Ms Jill Hewitt
Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Ms Hewitt

Price and Volume Query

We refer to your letter of 16 March 2006 in relation to the change in the price of the securities of pSivida Limited (the "**Company**") from $0.64 on 15 March 2006 to an intra day high of $0.755 on 16 March 2006, and also an increase in the volume of trading on this day.

The Company responds as follows to your queries:

1. **Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?**

   The Company has made recent important announcements which we expect are now being more fully understood by institutional investors.

2. **If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement can be made?**

   Not applicable.

3. **Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?**

   pSivida is aware of rising trading volumes in the company's securities on NASDAQ (PSDV), Frankfurt (PSI) and now the ASX (PSD) in line with increasing institutional interest out of the US and Europe. pSivida believes that this increased buying interest stems from growing awareness of the recently announced significant positive results in 3 year follow data on the Retisert product marketed by Bausch & Lomb and co promoted in the US by Novartis.

pSivida Limited
Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia
t +61 8 9226 5099 f +61 8 9226 5499
e psivida@psivida.com w www.psivida.com
ABN 78 009 232 026

PSDV NASDAQ LISTED

In addition pSivida has been the subject of positive US and European analyst and investor reports in relation to its Ophthalmology and BioSilicon™ technology, particularly BrachySil™ in liver cancer and expected revenues from Retisert.

4. **Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.**

The Company confirms that it is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

Yours faithfully
pSivida Limited

Aaron Finlay
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 9224 0000
Facsimile 61 9221 2020
Internet http://www.asx.com.au

16 March 2006

M A Finlay
Company Secretary
pSivida Limited
Level 12 28 The Esplanade
PERTH WA 6000

Facsimile: 9226 5499

Dear Aaron

pSivida Limited (the "Company")

PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from 64 cents on 15 March 2006 to an intra day high of 75.5 cents today. ASX also notes the high volumes of securities being traded.

In light of the price and volume change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me on facsimile number (08) 9221 2020. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **11.00 am WST on Thursday 16 March 2006.**

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and the guidance note titled "Trading halts" we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

J Hewitt

Jill Hewitt
<u>Adviser Issuers, (Perth)</u>